UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

West Marine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

954235107
(CUSIP Number)

Randolph K. Repass
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: I.R.S. Identification No. of Above Person (Entities Only) Randolph K. Repass 2016 Grantor Retained Annuity Trust 81-6339035
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,500,000*
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,500,000*
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

*      See Item 3 for more information.

**      The denominator is based on 24,733,708 shares of common stock outstanding as of February 26, 2016, as stated on the facing page of the Form 10-K for the fiscal year ended January 2, 2016 (the “Form 10-K”) filed by West Marine, Inc.

1	NAMES OF REPORTING PERSONS: I.R.S. Identification No. of Above Person (Entities Only) James W. Suozzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,524,000*
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,524,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*      See Item 3 for more information.

**      The denominator is based on 24,733,708 shares of common stock outstanding as of February 26, 2016, as stated on the facing page of the Form 10-K.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share, of West Marine, Inc. (the “Issuer”).  The principal executive office of the Issuer is 500 Westridge Drive, Watsonville, California, 95076.

Item 2.  Identity and Background.

This joint statement on Schedule 13D is being filed by the Randolph K. Repass 2016 Grantor Annuity Trust dated March 1, 2016 (the “GRAT”) and by James W. Suozzo (each, a “Reporting Person”).

The GRAT is organized as a California Trust.  Its principal address, and address of its principal business, is 500 Westridge Drive, Watsonville, California, 95076.

Mr. Suozzo’s home address is 3 South Helderberg Parkway, Slingerlands, New York, 12159.  Mr. Suozzo is retired.  Mr. Suozzo is a U.S. citizen.

During the last five years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).  During the last five years, neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Repass contributed the 1,500,000 million shares of the Issuer’s common stock to the GRAT as a gift for no consideration.  Mr. Repass originally acquired the shares in connection with founding the Issuer.  Mr. Suozzo acquired the 24,000 shares with personal funds, and the aggregate amount paid for such shares was $89,231.

On March 4, 2016, Mr. Repass instructed his broker, Charles Schwab & Co., Inc., to re-register 1.5 million shares of West Marine common stock in the name of the 2016 Randolph K. Repass Grantor Retained Annuity Trust, dated March 1, 2016 (the “GRAT”), and on March 14, 2016, a stock certificate was issued in the name of the GRAT, completing the gift.  Mr. Repass and his brother-in-law, Mr. Suozzo, are trustees of the GRAT.  Mr. Repass has sole investment power with respect to the shares held in the GRAT, and Mr. Suozzo has sole voting power with respect to the shares held in the GRAT.  The beneficiaries of the GRAT are the adult daughter of Mr. Repass and a trust for the benefit of his younger adult son.  The term of the GRAT is two years, and the GRAT will distribute $6,441,247 to Mr. Repass in 2017 and $7,729,496 to Mr. Repass in 2018.  Any shares or other assets remaining in the GRAT upon termination at the end of the two years will be distributed equally to each of the remainder beneficiaries.

Item 4.  Purpose of Transaction.

Mr. Repass established and funded the GRAT for estate planning purposes.

The Reporting Persons intend to regularly review their equity interest in the Issuer.  The Reporting Persons have no current intention to purchase or sell securities of the Issuer.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Mr. Repass as a member of the West Marine board of directors may, from time to time, become aware of, initiate and/or be involved in discussions which relate to transactions or changes described in Items 4(a) through (j) of Schedule 13D.  Accordingly, Mr. Repass retains the right to modify his current plans and to formulate new or different plans or proposals that could give rise to such changes or transactions, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by each of the Reporting Persons.

(b)           See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

Of the 1,524,000 shares deemed to be owned beneficially by Mr. Suozzo, 1,500,000 of such are attributed to him solely as a result of serving as a trustee of the GRAT and having sole voting power over the shares held by the GRAT under its terms.  Prior to establishing and funding the GRAT, Mr. Repass owned the shares held by the GRAT directly.  Since Mr. Repass has sole investment power over the shares held by the GRAT under its terms, he remains a beneficial owner of such shares.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on 24,733,708 shares of common stock outstanding as of February 26, 2016, as stated on the facing page of the Form 10-K for the fiscal year ended January 2, 2016, filed by the Issuer.

(c)           During the 60-day period ended March 18, 2016, neither reporting person conducted transactions in the Issuer’s common stock.

(d)           The GRAT has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,500,000 shares of the Issuer’s common stock held by the GRAT, and Mr. Suozzo has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, his 24,000 shares of the Issuer’s common stock.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Article XII, Sections C and D of the GRAT provide that Mr. Repass has sole investment power over the shares held by the GRAT and that Mr. Suozzo has sole voting power over such shares.   A copy of the GRAT is being incorporated by reference as Exhibit 7.01 with this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Randolph K. Repass 2016 Grantor Annuity Trust dated March 1, 2016 (incorporated by reference to Exhibit 7.05 filed by Randolph K. Repass on March 18, 2016).

Exhibit 7.02	Joint Filing Agreement dated March 18, 2016.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: March 18, 2016	By:	/s/ James W. Suozzo
James W. Suozzo

Randolph K. Repass 2016 Grantor Retained Annuity Trust dated March 1, 2016

Date: March 18, 2016	By:	/s/ Randolph K. Repass
Randolph K. Repass, as trustee

Date: March 18, 2016	By:	/s/ James W. Suozzo
James W. Suozzo, as trustee

Exhibit 7.02

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock, par value $0.001 per share, of West Marine, Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this ____ day of March, 2016.

By:	/s/ James W. Suozzo
James W. Suozzo

Randolph K. Repass 2016 Grantor Retained Annuity Trust dated March 1, 2016

By:	/s/ Randolph K. Repass
Randolph K. Repass, as trustee

By:	/s/ James W. Suozzo
James W. Suozzo, as trustee